MANAGEMENT’S DISCUSSION & ANALYSIS – ANNUAL FISCAL 2011

This MD&A was prepared by management and reviewed and approved by the Board of Directors on March 20, 2012.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the year ended December 31, 2011.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars.  Additional information relating to the Company, including the Company’s Annual Information Form, which will be filed prior to March 31, 2012, is available at www.sedar.com.

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the operation of the Bisha Mine in Eritrea, located in northeast Africa. The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

The Company’s significant development projects include the construction of the Bisha Mine copper flotation circuit, the licensing of the Harena deposit, which lies 9.5 km from Bisha, and exploration of the Northwest Zone, which is also a satellite deposit to Bisha.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

2011 annual highlights
  Gold production of 379,000 ounces. Revenues of $548 million
  Average realized price per ounce sold of $1,620
  Cash cost of $295 per ounce, inclusive of royalties
  Cash increased to $347 million
  Strong drill results on the Bisha hanging wall copper zone and zinc/copper sub-pit mineralization
  Valuation completed for the sale of Bisha interest to the Eritrean government
  Capital investment recovered in first year of operations
  Declared inaugural dividend of $0.03 per share and a second semi-annual dividend of $0.05 per share
Fourth quarter highlights
  Gold production of 101,000 ounces. Revenues of $171 million
  Average realized price per ounce sold of $1,685
  Cash cost of $314 per ounce, including royalties
Outlook

Operations

The Bisha Mine is in its second year of a two year gold oxide phase. The Company expects to produce between 190,000 – 210,000 gold ounces in 2012 from the Bisha Mine and the Harena deposit, for which the Company has submitted an application for a mining license. Ore from the Harena deposit, which sits approximately 9.5 km from the Bisha Mine, will be processed at the Bisha plant. Oxide gold production is expected to conclude in Q1 2013 and the carbon-in-leach (CIL) plant will be mothballed such that it can be restarted should more oxide deposits be discovered in the Bisha vicinity.

While cash costs will increase in 2012 due to decreased gold production and due to the increased trucking distances involved with transporting Harena ore, cash costs per ounce are expected to remain less than industry average.

Exploration and development

A resource and reserve restatement is planned for late second quarter or early third quarter 2012. The restatement is expected to include the results of the 2011 Bisha infill drill and deep drill programs. The restatement is also expected to include the Hanging wall copper zone and the Harena deposits, neither of which have been included in previous resource and reserve statements. In 2012, the Company has planned an 8,000 meter drill program on the Northwest Zone, a satellite deposit that sits within the Bisha mining license. Nevsun expects to issue a resource statement on Northwest Zone late in the year.

The Company is continuing with its $100 million copper plant expansion. Copper production is scheduled for mid-2013.

The remaining Bisha Mine production profile is as follows.  The Supergene and Primary production statistics provided below are based on the technical report titled “Nevsun Resources Limited, Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by independent engineers effective January 1, 2011 and updated March 29, 2011 (the “2011 Technical Report”), and are subject to the assumptions, qualifications and procedures set out in the 2011 Technical Report.  For a complete description of such assumptions, qualifications and procedures, reference should be made to the full text of the 2011 Technical Report which is available for review on SEDAR under the profile for the Company located at www.sedar.com.

		SUPERGENE				PRIMARY
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	CIL	COPPER FLOTATION				COPPER AND ZINC FLOTATION
Copper	Remaining gold production to fund copper plant expansion	538,000,000 lbs				283,000,000 lbs
Zinc						1,373,000,000 lbs
Gold		90,000 oz				127,000 oz
Silver		3,370,000 oz				6,914,000 oz

The chart below contains forward looking information and is based on management estimates of 100% of the projected Bisha Project after tax and after project capital year on year cash flows. The following estimates and assumptions were used to prepare the cash flows estimate:

  2012 and 2013 gold production is based on management estimates of contained metals and mill recoveries;
  2013 copper production includes management estimates of the timing of commissioning and ramp up to commercial copper production;
  2014 – 2023 production incorporates the March 2011 reserve update figures, adjusted by management for differences in timing of production;
  Cash inflows are based upon metals production at the following prices: $1600 gold, $3 copper, $1 zinc, and $24 silver;
  Cash production costs are based on actual 2011 cash production costs, adjusted by management for estimated changes in scope of activities, inflation factors and other items;
  Copper capital expansion costs are based on engineering reports prepare by the Company’s contractor capital expansion costs are based on the 2011 Technical Report;
  2012 sustaining capital costs are based on management estimates; and
  2013 – 2023 sustaining capital costs are based on the 2011 Technical Report.

The chart above constitutes forward looking financial cash flow information and may not be appropriate for other purposes. The chart is based on assumptions that were reasonable at the time of preparation but are limited in applicability to the circumstances that existed at that time.

Highlights of the Bisha Mine

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over a remaining twelve year mine life. Nevsun is a 60% shareholder in the Bisha project. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein. Management expects to extend the mine life. The top layer of the deposit is gold oxide material lying at surface that allowed an early payback of gold phase capital and will allow for funding of the copper expansion. At the end of 2011, one year of the two year gold oxide phase had been mined and the copper plant expansion is underway. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

Key financial and operating information

Financial results (10 month operating period):

In US $000s (except per share data)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	2011
Revenues	$170,868	$186,502	$136,085	$54,315	$547,770
Operating income	129,254	146,944	101,947	39,638	417,783
Net after-tax income	78,336	89,200	60,605	21,893	250,034
Owners’ earnings per share	0.23	0.27	0.18	0.06	0.74
Total assets	$775,226	$700,769	$480,830	$392,717	$775,226

The Bisha Mine achieved commercial production in late February 2011. Q4 was the Company’s third full quarter of production. The operating income contains results only from February 22, 2011 to December 31, 2011.

During Q2 2011 the Company declared its first semi-annual dividend of $0.03 per share and paid it in July.   On November 21, 2011 the Company announced an increased semi-annual dividend of $0.05 per share for shareholders of record on December 31, 2011 and paid it on January 15, 2012.

Gold production and sales statistics(1):

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	2011
Tonnes milled	455,000	446,000	444,000	461,000	1,806,000
Gold grade (g/t)	8.33	8.45	7.27	6.22	7.55
Recovery, % of gold	88%	89%	89%	88%	88%
Gold in doré, ounces produced	101,000	110,000	93,000	75,000	379,000
Gold ounces sold	99,800	108,600	88,700	72,800	369,900
Gold price realized per ounce	$1,685	$1,715	$1,510	$1,405	$1,620
Cash cost per ounce sold(2)	$314	$267	$305	$304	$295

(1) Q1 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.

(2) Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 10 for more information.

Oxide gold reconciliation

On February 7, 2012, the Company announced that, based on actual production data from 2011, it reconciled its 2011 Bisha ore control model with the most recent Bisha resource model and concluded that the resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization. Company staff and a newly appointed independent engineering firm conducted a thorough investigation of the oxide part of the deposit.

The new production forecast includes approximately 1.3 million tonnes at 5.1 grams per tonne gold of the remaining 1.6 million tonnes of Bisha Main oxide. This compares with 2.5 million tonnes that was previously expected. Accordingly, the ounces to be produced in 2012 are about half of what Nevsun was previously expecting. In context, per the 2011 Technical Report, the change represents a reduction of approximately 4% in Bisha’s total reserve tonnage, after taking into account that Bisha also has a proven and probable supergene and primary reserve of 23.7 million tonnes, including 3.9% copper in 7.4 million tonnes of supergene and 5.4% zinc in 16.3 million tonnes of primary.

Nevsun now expects to disclose a revised reserve estimate for the entire Bisha and Harena deposits during the later part of second quarter of 2012 or early third quarter 2012. The time delay from previous guidance is due to the rigorous review process that has commenced using new independent engineers, incorporating actual mine data and data from the extensive 2011 drilling program.

Exploration and development

In an effort to further expand resources, reserves and mine life, the Company executed a number of drill programs in 2011 and continued with drilling. A revised resource and reserve re-statement is planned for mid-2012.

Harena:

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license. In December 2011 the Company applied for a license to mine the deposit. The Company has a 1,200 metre drilling program planned for Harena in 2012.

Bisha:

Hanging Wall Copper Zone: The Company announced the results of the hanging wall copper zone drill program in separate press releases dated August 31, 2011 and October 27, 2011. The results included 30 metres of 8.55% copper and 37.5 meters of 8.26% copper in the hanging wall copper zone immediately west of the Bisha Main deposit in two separate drill holes. A 3,900 metre geotechnical and metallurgical drill program is planned for the hanging wall copper zone for 2012.

Sub Pit Mineralization: The Company also announced the results of a 16,000 meter diamond drill program on the Bisha Main deposit. The objective of the program was to infill drill the portion of the Bisha Main deposit below the currently designed pit, classified as an inferred resource, in order to improve confidence levels of the geology and mineralization with the goal of upgrading the resources to the indicated category. The results include a drill hole containing 88 meters of 11.8% zinc and 0.8% copper. The results were positive and have confirmed the grade and continuity of the Bisha primary zone below the current pit shell design.

Copper phase development:

The Company continued work on copper phase development activities during Q4 2011, expending $10 million on terracing, other civils works and completing detailed design work. Total capital for the copper plant phase is expected to be approximately $100 million. Ordering of major components is complete and the copper flotation plant is targeted to be operational in mid-2013. The Company is taking the same approach to eliminate price risk on construction as it was successfully able to accomplish during the build of the gold plant. The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor.

Selected annual financial information

The following annual financial information for the years ended December 31, 2011, 2010 and 2009 were prepared in accordance with International Financial Reporting Standards.

Fiscal Years Ended (audited)

	December 31, 2011	December 31, 2010	December 31, 2009
Revenues	$547,770	$-	$-
Net income (loss) for the year	250,034	(17,050)	(4,467)
Net income (loss) per share - basic	$0.74	$(0.07)	$(0.03)
Net income (loss) per share - diluted	0.73	(0.07)	(0.03)

Total assets	$775,226	$356,180	$189,947
Total long term financial liabilities	$29,420	$110,777	$57,215
Dividends	$15,948	$-	$-

Review of 2011 annual financial results

The following variances result when comparing operations for year ended December 31, 2011 with the same period of the prior year (in US $000s, except for realized price per ounce information). Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues, operating expenses, royalties and depreciation and depletion for the year ended December 31, 2010:

1.

Revenues: The Company recorded revenues of $547,770 on sales of 369,900 gold ounces in 2011. The Company benefitted from high gold prices throughout 2011, achieving a realized price of $1,620 per ounce sold. Revenues were higher than expected due to a higher than expected realized price per ounce and due to slightly better than expected gold grades.

2.	Operating expenses: The Company recorded operating expenses of $76,812. Operating expenses were in line with expectations.

3.

Royalties: Royalty expenses of $27,283 were recorded on gold and silver sales for the year. Royalty expenses were higher than expected due to the higher than expected realized price per ounce achieved during the year.

4.	Depreciation and depletion: Expenses of $25,892 were recorded in 2011.

5.

Administrative: Administrative costs for the year ended December 31, 2011 were $14,471, up $2,238 from 2010. The increase is primarily a result of an increase in non-cash share-based payments expense by $1,823. Increases in consulting, investor relations, audit and office costs were offset by lower foreign exchange losses compared to 2010.

6.

Finance income: Finance income increased by $1,147 in 2011. In the year ended December 31, 2011 the Company earned interest of $3,625 on the due from non-controlling interest balance. There was no comparative balance in the year ended December 31, 2010. In the year ended December 31, 2011 the Company disposed of an available-for-sale investment for a gain of $1,166 compared to a gain of $716 in 2010. In the year ended December 31, 2010 the Company earned royalties of $926 and realized a gain of $2,000 on the sale of the royalty interest. There was no royalty income in 2011.

7.

Finance costs: Finance costs for the period ended December 31, 2011 include interest on advances from non-controlling interest of $1,681 and $509 accretion of reclamation liability. During 2010, as the Bisha Mine was under development, interest on advances from non-controlling interest was capitalized. There was no accretion recorded in 2010. The $8,583 in finance costs in 2010 related principally to the write-off of deferred financing fees.

8.

For the year ended December 31, 2011 income attributable to non-controlling interest increased by $106,703 when compared to the prior year from a loss of $3,734 to income of $102,969. The loss in 2010 resulted from attributing to the non-controlling interest its share of the write-off of deferred finance fees and foreign exchange losses whereas the income in 2011 results from attributing to the non-controlling interest its share of income from the operation of the Bisha Mine.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. Revenue and income (loss) for the period include both owners’ and non-controlling interest.

In US $000s (except per share data)	2011 4th	2011 3rd	2011 2nd	2011 1st
Revenues	$170,868	$186,502	$136,085	$54,315
Net income for the period	78,336	89,200	60,605	21,893
Owners’ earnings per share basic	0.23	0.27	0.18	0.06
Owners’ earnings per share diluted	0.23	0.27	0.17	0.06

In US $000s (except per share data)	2010 4th	2010 3rd	2010 2nd	2010 1st
Revenues	$-	$-	$-	$-
Loss for the period	(1,814)	(1,300)	(2,434)	(11,502)
Owners’ loss per share basic	(0.01)	(0.01)	(0.01)	(0.04)
Owners’ loss per share diluted	(0.01)	(0.01)	(0.01)	(0.04)

The following variances result when comparing operations for the three-month period ended December 31, 2011 with the same period of the prior year (in US $000s) except for revenues and operating expenses where the comparison is to Q3 2011. Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues, operating expenses, royalties and depreciation and depletion for Q4 2010:

1.	Revenues: The Company recorded revenues of $170,868 in Q4 2011. Revenues decreased from Q3 2011 as a result of lower gold ounces sold and lower realized gold price per ounce.

2.	Operating expenses: The Company’s Q4 2011 operating expenses of $24,848 are comparable to Q3 2011 operating expenses of $20,939.

3.

Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In Q4 2011 royalty expenses of $8,521 were recorded on gold and silver sales. As of the date of this MD&A the Company had paid $29,713 in royalties to the State of Eritrea, which includes royalties from the pre-operating period.

4.	Depreciation and depletion: In Q4 2011 depreciation and depletion of $8,247 was recorded.

5.	Administrative: Administrative costs in Q4 2011 were $3,425, down from $3,990 in Q4 2010. The decrease is primarily a result of a decrease in share-based payments in Q4 2011.

6.

Finance income: Finance income in Q4 2011 was $2,432, up from $2,175 in Q4 2010. In Q4 2011 the Company earned interest of $1,266 on the due from non-controlling interest balance. There was no comparative balance in Q4 2010. In Q4 2011 the Company sold an available-for-sale investment for a gain of $1,166. In Q4 2010 the Company earned royalties of $157. There were no royalties earned in Q4 2011 as the royalty was bought out in Q4 2010 for $2,000.

7.	Finance costs: Finance costs in Q4 2011 were $347, which included $166 interest expense and $153 accretion of reclamation liability. There were no finance costs in Q4 2010.

8.

Income attributable to non-controlling interest for the quarter was $31,683, an increase of $31,751 from a loss of $68 in Q4 2010. The non-controlling interest has a 40% share in the Bisha Mine and the increase is due to the Bisha Mine going into commercial production in 2011 and the attribution to the non-controlling interest of its share of income from operation of the Bisha Mine.

Valuation and settlement of sale of Bisha interest to Eritrea Government

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in Bisha by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%. At the time, ENAMCO made a provisional payment of $25,000 and agreed to fund its share of the capital requirements for the development of Bisha. ENAMCO advanced $74,995 over the course of construction of the Bisha Mine to fund its share of the development. In addition ENAMCO provided a loan of $20,000 to Nevsun to assist the Company in financing its share of development costs.

Purchase price settlement:

During August 2011, the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company of $242,506. The gain has been recorded directly to retained earnings as it represents a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset.  Interest of $1,266 has been recorded in Q4 as finance income.

Income tax related to the gain on disposition to ENAMCO is $92,848.  Nevsun arranged for ENAMCO to take responsibility for the settlement of taxes and, accordingly, has adopted a net-of-tax presentation on the balance sheet.

In October 2011, the Company collected $27,088 of the purchase price receivable net-of-taxes.  A further $7,000 was collected in January 2012.

Liquidity and capital resources

The Company’s cash at December 31, 2011 was $347 million (December 31, 2010 – $50 million). The Company is confident this cash, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements.

During the year ended December 31, 2011 the Company generated $366 million in cash flows from operating activities (year ended December 31, 2010 – used $6 million). Since the Bisha Mine commenced operations in 2011, there are no mining operating cash flows for the comparative periods.

During Q4 2011 the Company generated $124 million in cash flows from operating activities (Q4 2010 – $1 million).

The Company used $12 million in investing activities in the year ended December 31, 2011 (year ended December 31, 2010 – used $130 million). In 2011 the Company received $49 million from sales of gold during the pre-production period. In 2011 the Company invested $6 million in exploration work, $34 million in gold phase property, plant and equipment and $24 million in copper phase property, plant and equipment. In 2010 the Company invested $1 million in exploration work, and $107 million in gold phase property, plant and equipment, and $1 million in copper phase property, plant and equipment, as well as $18 million to buy out a 1.5% net smelter royalty on the Bisha Mine.

The Company used $8 million in investing activities in Q4 2011 (Q4 2010 – used $29 million). The Company spent $10 million on property, plant and equipment in Q4 2011 compared to $34 million in Q4 2010. The decrease in cash use resulted from the Bisha Mine being in commercial production in Q4 2011 whereas it was in development through all of Q4 2010.

The Company used $57 million in its financing activities in the year ended December 31, 2011 and generated $157 million in the prior year. For the year ended December 31, 2011, in addition to the repayment of $75 million in advances from non-controlling interest and $6 million in interest on those advances, the Company also repaid $3 million in principal on the loan from non-controlling interest and $1 million in interest related to that loan. The Company received $7 million (year ended December 31, 2010 - $7 million) in cash flows from the issuance of common shares related to the exercise of stock options. Additionally, the Company received $27 million in 2011 from the non-controlling interest as partial payment on the sale of 30% of the Bisha Mine. In the year ended December 31, 2010, in addition to $7 million received from the issuance of common shares related to the exercise of stock options, the Company raised $111 million in a private placement used to fund the development of the Bisha Mine. In the year ended December 31, 2010, $40 million was advanced from the non-controlling interest.

During Q4 2011 the Company received $5 million (Q4 2010 – received $3 million) from financing activities. In Q4 2011 the Company received $27 million from the non-controlling interest as partial payment on the sale of 30% of the Bisha Mine. In Q4 2011 $17 million (Q4 2010 – $nil) of advances from non-controlling interest were repaid as well as $6 million in interest on those advances and proceeds of $1 million (Q4 2010 – $3million) were received on the issuance of common shares related to stock option exercises.

Commitments and contractual obligations

As of December 31, 2011 the Company had the following contractual obligations:

	Total	Less than1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$14,891	$14,891	$-	$-	$-
Minimum operating lease payments	10,370	5,185	5,185	-	-
Total contractual obligations	$25,261	$20,076	$5,185	$-	$-

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $2,000,000 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies

A putative class action complaint was filed against the Company in March 2012 in the United States District Court for the Southern District of New York, alleging liability under the U.S. federal securities laws on the basis that certain statements made by the defendants were materially false and/or misleading, for failure to disclose certain matters regarding the gold reserves and operations at the Bisha mine. The complaint seeks unspecified damages, including interest, reasonable costs, including attorneys’ fees, and such equitable relief as the court may deem proper. It is not possible at this time to estimate the ultimate outcome of such action.   The Company believes the allegations are without merit and will vigorously defend itself.

Outstanding share data

As of March 20, 2012 the Company had 200,470,415 shares and 8,537,500 options issued and outstanding.

On March 19, 2012, the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allows for the purchase of up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012. The purchases may commence no earlier than March 26, 2012 and may continue until September 26, 2012.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP (Generally Accepted Accounting Principles) financial measure and includes all costs absorbed into inventory, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is intended to provide additional information and does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash cost per ounce differently.

We have defined cash cost per ounce sold below and reconciled it with the GAAP measures we report.

Cash cost per ounce sold:

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	2011
Cost of sales (USD 000s)	$41,614	$39,558	$34,138	$14,677	$129,987
Less silver by-product sales	(1,868)	(1,125)	(1,053)	(571)	(4,617)
Less non-cash items:
Depreciation and depletion	(8,247)	(9,343)	(5,707)	(2,595)	(25,892)
Share-based payments	(163)	(62)	(360)	(127)	(712)
Cash operating costs	$31,336	$29,028	$27,018	$11,384	$98,766
Gold ounces sold during operating period (February 22, 2011 to December 31, 2011)	99,800	108,600	88,700	37,400	334,500
Cash cost per ounce sold	$314	$267	$305	$304	$295

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. A high percentage of the funds are maintained in accounts outside of Africa.

Loans and receivables, particularly trade receivables, are with internationally recognized, credit worthy precious metals refiners. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s determination of the commencement of commercial production, assessment of the Company’s functional currency, estimate of the provision for reclamation and closure, review of indicators of impairment, the determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments and deferred income tax asset valuation reserves, classification of current and non-current portions of due from non-controlling interest and income taxes payable, which are based on mine cash flows, among others. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that its Bisha Mine reached the operating levels intended by management on February 22, 2011.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on mineral resource and reserve reports by independent engineers on the Bisha Property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

The Company considers both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of property, plant and equipment. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site. As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur. The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Company’s mining properties. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future expansionary and non-expansionary capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures, as defined in CSA National Instrument 52-109 and in Rules 13(a) – 15(e) under the Securities and Exchange Act of 1934, as amended (the Exchange Act), to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at December 31, 2011, the Company’s disclosure controls and procedures were effective.

Changes in internal control over financial reporting

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the fiscal year ended December 31, 2011.

During the year ended December 31, 2011, a new accounting and financial reporting system was implemented at Bisha Mining Share Company (BMSC), in which the Company has a 60% interest. In connection with this system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business and financial reporting procedures. As at December 31, 2011, BMSC’s assets constituted approximately 55% of the Company’s total assets.

The Company starting selling dore and recording proceeds on its sales in 2011. $49 million in proceeds on sales were recorded in the pre-operating period and $548 million in revenues were recorded during the operating period. The Company established internal controls over financial reporting to record, process and report on this new business process.

Other than the system implementation at BMSC and the processing of revenues, no other changes in internal controls over financial reporting occurred during the quarter ended December 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

With the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Adoption of new accounting standards

During the year ended December 31, 2011, the Company adopted the following accounting policies:

(a) Revenue recognition

Revenue from the sale of goods is recognized when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Company, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. For gold sales this is generally on receipt of a shipment by a refiner.

(b) Inventories

Inventories are valued at the lower of cost and net realizable value, on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and supplies is purchase price, and for partly processed and finished goods is the cost of production. For this purpose the costs of production include:

(i)	fuel, power, labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mining properties and property, plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

(c) Stripping costs in the production phase

Where production stripping activity does not result in inventory produced but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following: (1) it is probable the Company will be the future beneficiary of the stripping activity; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to property, plant and equipment and are depreciated on a units of production basis.

(d) Stock appreciation rights

Stock appreciation rights (SARs) allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the SAR is recorded at the fair value of the debt component of the SAR while assigning nil value to the equity component. Changes to the fair value of the liability are recognized in income.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to retained earnings; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the 2011 annual consolidated financial statements, there were no material transactions with related parties during the three and twelve-month periods ended December 31, 2011.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk The profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities. The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk. The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fueled. As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs.

Share price risk The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment. The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile. In the previous eight quarters, between January 1, 2010 and December 31, 2011 the Company’s shares traded in a range between Cdn $2.02 and Cdn $7.33.

Exploration, development and operating risks Mining operations generally involve a high degree of risk. The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.

Major expenses may be required to locate and establish additional mineral reserves. It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Putative class action and litigation risk In March 2012, a putative class action complaint was filed against the Company and certain of its officers in the United States District Court for the Southern District of New York.  The case is captioned Craig F. Piazza v. Nevsun Resources Ltd., Clifford T. Davis, Peter J. Hardie, and Scott Trebilcock (S.D.N.Y. Case No. 12-cv-1845).  The complaint alleges that the defendants are liable under the U.S. federal securities laws because certain statements made by the defendants were materially false and/or misleading, for failure to disclose certain matters regarding the gold reserves and operations at the Bisha mine.  The complaint seeks unspecified damages, including interest, reasonable costs, including attorneys’ fees, and such equitable relief as the court may deem proper, but does not state an amount of alleged damages.  The Company believes the allegations in the complaint are without merit and intends to defend against them vigorously. There is a risk this lawsuit could result in substantial costs to the Company, divert management’s attention and resources from the Company’s operations and negatively affect the Company’s public image and reputation.  There is no assurance that similar claims will not be made under Canadian securities laws.

Any other, litigation could result in substantial costs and damages and divert management’s attention and resources.

Foreign operation and political risk The Company conducts operations through foreign subsidiaries with financial assets in Barbados and mining operations in Eritrea, and substantially all of its assets are held in such entities. While the Company believes that the political climate of these countries and strong government support in Eritrea provide a favourable environment for its operations, there is no guarantee against any future political or economic instability in these countries or neighbouring countries which might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government. In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Project, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011 the UNSC provided additional sanctions guidance to member states. Effects of the sanctions may include limitations on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, which could restrict the Company’s ability to fund its operations efficiently and to repatriate cash.

Other risks the Company faces in operating in foreign jurisdictions include terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Infrastructure risk Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

The Company will be dependent upon adequate port facilities to be developed for the shipping of copper and zinc concentrates to its future customers. The planned port facilities are to be developed by the State of Eritrea and, accordingly, risks associated with availability of adequate port facilities are beyond the control of the Company. There are no assurances that adequate port facilities will be developed in time.

Key executive risk The Company is to a large degree dependent on the services of key executives and senior personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations.

Expatriate and third-party nationals skills risk The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction. As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Labour risk The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Reserve and resource estimate risk The figures for reserves and resources presented in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized. Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources, including many factors that are beyond the Company’s control. The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Production risk As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  mining dilution;
  accidents;
  equipment failures;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  shortages of principal supplies needed for operations;
  strikes and other actions by labour; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations or mine expansion to experience unexpected problems during the startup phase. Delays often can occur in the commencement of production.

Need for additional reserves risk Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines. The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR are subject to adjustment. The Company’s ability to maintain or increase its annual production of gold and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines. The Bisha Mine has an estimated 12 year mine life remaining.

Permitting risk The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. The Company has not yet received the permits to develop and produce minerals from the Harena deposit. The Company’s 2012 forecast production assumes that such permits will be obtained and the Harena deposit will contribute to 2012 production. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property. Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Construction and start-up of new mines and mine expansion The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of dore or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

Environmental risk The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

The Company adopted the IFC Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly. The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding. The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management. Department heads for both Human Resources and Environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards. The Company continues to place significant emphasis on all social and environmental impacts of its operations.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Currency risk At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies. The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the European euro (EUR), Canadian dollar (CAD), British pound (GBP) and South African rand (ZAR).

Funding risk Historically, the Company has financed its activities through the sale of equity capital. The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs. However, factors which may impact cash flows include changes in metal prices, taxes, operating costs, capital expenditures or other unexpected occurrences such as slowdown or stoppage of operations. Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Counterparty risk The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; and (ii) companies that have payables to the Company, including dore customers and non-controlling interest.

Insurance and uninsured Risks Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Land title risk The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition risk The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and minerals, but conduct refining and marketing operations on a global basis. Such current and future competition may result in the Company being unable to acquire desired properties.

Write-downs and impairments risk Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of ore believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels. The assumptions used in the valuation of work-in process inventories by the Company include estimates of gold contained in the ore stock piles, crushed ore piles, processing plant circuits, and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk In the future the Company may use certain derivatives products to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and fuel prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration risk From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks. For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental regulation risk The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters. No assurance can be provided that the Company will be successful in its efforts to comply with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Dividend policy risk The Company has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that the Company will continue to pay dividends at the current yield or at all.

NYSE Amex corporate governance

The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”), which was previously the American Stock Exchange. Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary Note Regarding Preparation of Reserves and Resources

This Management’s Discussion and Analysis uses the terms “reserves” and “resources” and derivations thereof. These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (“CIM Standards”). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legallyextracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by U.S. domestic companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A .

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”
Cliff T. Davis

President & CEO
March 20, 2012